September 30, 2014

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nucor Corporation

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Form 10-Q for Fiscal Quarter Ended July 5, 2014

File No. 1-4119

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company” or “Nucor”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 17, 2014. Our responses to your comments are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter and we have included the Staff’s comments in italicized text prior to the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis, page 22

Provision for Income Taxes, page 29

1.	We note from pages 66-67 your disclosure that the change in the effective tax rate during 2013 was primarily due to a $21.3 million out-of-period adjustment to correct the deferred tax balances recorded in 2013 but that this adjustment did not have a material impact in the current or any previously reported periods. Please tell us the nature of or reason(s) for each component of the adjustment, noting that you recorded a similar adjustment in the first quarter of 2012.

The $21.3 million out-of-period adjustment identified and recorded in the fourth quarter of 2013 to correct deferred tax balances was not similar to the adjustment made in the first quarter of 2012 apart from both adjustments impacting deferred taxes.

Mr. Terence O’Brien

United States Securities and Exchange Commission

September 30, 2014

The adjustment made in the first quarter of 2012 related to the recognition of a previously unrecorded deferred tax asset for certain state income tax credits and to previously unrecorded federal return to provision adjustments which had accumulated over a period of years and were previously not recorded in the income statement due to the immateriality of each year’s individual adjustment to net income for the relevant period.

In contrast, the $21.3 million adjustment is comprised of two components which are unrelated to the 2012 adjustment. Approximately half of the adjustment is related to the reversal of deferred tax liabilities associated with state income taxes which had erroneously been recorded twice. The remainder of the adjustment is the result of writing off individually immaterial amounts in deferred taxes. As disclosed in the Form 10-K, the $21.3 million adjustment did not have a material impact on any of the impacted periods (current or originating periods). As background, the adjustment arose in the years 2007 through 2012 with nearly two-thirds of the adjustment amount attributable to 2007 and 2008. The 2007 and 2008 years were two of the most profitable years in Company history.

Form 10-Q for the period ended July 5, 2014

10. Contingencies, page 13

2.	We note the discussion of the March 25, 2014, verdict against Nucor and other co-defendants in an antitrust litigation brought by MM Steel, LP. Please tell us the facts, circumstances and related timeline regarding this lawsuit. Explain your consideration for not including disclosure of this matter in your Form 10-K. Also, please tell us if there are any similar legal contingencies that have not been disclosed where there is a reasonable possibility of material loss.

On April 19, 2012, MM Steel, LP, a steel plate service center located in Houston, filed an action against Nucor and its co-defendants in the U.S. District Court for the Southern District of Texas asserting violations of federal antitrust laws. On March 25, 2014, a jury returned a verdict of $52.0 million in damages, which amount was subject to trebling under the federal antitrust laws. On March 31, 2014, Nucor voluntarily filed a Form 8-K which announced the outcome of the trial. On June 1, 2014, the court awarded a judgment jointly and severally against Nucor and five other co-defendants totaling $160.8 million after trebling and including costs and attorneys’ fees. Although the Company has filed an appeal with the U.S. Court of Appeals for the Fifth Circuit, the ultimate resolution of the case is uncertain.

Mr. Terence O’Brien

United States Securities and Exchange Commission

September 30, 2014

When Nucor’s 2013 Form 10-K was filed on February 28, 2014, the MM Steel, LP case was in the midst of trial proceedings which spanned from February 14, 2014 through March 25, 2014. Based upon the evidence and the plaintiff’s arguments that had been presented during the trial through that date, Nucor did not believe the case presented a reasonable possibility of loss in an amount material to the Company. The plaintiff alleges that in late 2011 and early 2012, Nucor and its co-defendants engaged in a horizontal group boycott to cut off its supply of steel plate for distribution. According to the plaintiff, this lack of plate supply had the effect of shutting down the plaintiff’s business. Nucor believed then, as it continues to believe now, that the case has no merit because Nucor engaged in standard, unilateral commercial behavior. The plaintiff had informally contacted Nucor employees a few times about buying steel but did not fit the criteria for being a new distributor of Nucor plate. The plaintiff’s principals had left an established distributor of steel products, which included Nucor products, and planned to target end-user customers whom Nucor was already serving through that established distributor. As such, for Nucor to sell to the plaintiff would not have expanded the breadth of Nucor’s end-user customer base. Additionally, the plaintiff did not have adequate financial strength to qualify for Nucor’s open credit terms.

The plaintiff sought joint and several damages against all defendants consisting of lost profits, trebled pursuant to the federal antitrust laws, as damages. Based on information obtained during the discovery phase of the litigation, Nucor understood that the plaintiff initially invested only approximately $1.3 million in the business, which was in operation for less than two years. Given the plaintiff’s small underlying investment and the short length of time that its distribution business was in operation, Nucor did not believe there was a reasonable possibility that a jury would award an amount of damages to the plaintiff that would be material to the Company. The jury verdict of $52.0 million against all defendants jointly and severally, which was trebled under federal antitrust laws, was in our opinion well beyond what could have been reasonably expected. Due to the preceding factors, we did not believe that disclosure of the MM Steel, LP, litigation was required in our 2013 Form 10-K.

Nucor performs a quarterly litigation review with the assistance of in-house counsel and, when appropriate, external counsel, to determine whether the facts and circumstances of our outstanding litigation and pending or threatened claims warrant additional disclosure or recording of reserves. When we last performed our quarterly assessment at the end of the second quarter, we did not believe that there were any legal contingencies that have not been disclosed where there is a reasonable possibility of material loss.

Mr. Terence O’Brien

United States Securities and Exchange Commission

September 30, 2014

3.	We note your statement on page 23 that, “We continue to be pleased with the progress of our new direct reduced iron plant in St. James Parish, Louisiana.” We also note this facility experienced start-up costs of $20.7 million in the first quarter, which negatively impacted gross margins. In the second quarter, the facility experienced additional “significant operational losses, including start-up costs of $19.4 million.” Please revise future filings as applicable to provide further context or perspective, similar to that expressed by your CEO in your first quarter earnings call transcript, regarding the extent to which higher-than-expected start-up costs are being incurred in order to achieve and sustain operational objectives. Disclose the expected impact on future operations, including your expectation as to when the new facility will become profitable and the basis for such expectation.

The Company acknowledges the Staff’s comment and, in future applicable filings during which there are material start-up operations such as Nucor Steel Louisiana, we will provide additional disclosure about the impact of start-up activities on our operations. Beginning with our Quarterly Report on Form 10-Q for the third quarter of 2014, the Company will enhance its MD&A disclosure as follows, subject to current facts and circumstances at the time of the report (new disclosures have been underlined):

Our Nucor Steel Louisiana DRI facility experienced significant operational losses, including start-up costs of $19.4 million in the second quarter of 2014 compared with start-up costs of $5.4 million in the second quarter of 2013, which negatively impacted gross margins. The start-up costs at Nucor Steel Louisiana are primarily due to yield loss, which in our experience is not unusual when a new facility is in the early stages of production. Although Nucor Steel Louisiana has had operational losses, it has achieved excellent quality and volume levels. As a result of process improvements and lower iron ore costs, combined with a steady operating rate, we currently expect the Louisiana DRI facility to be profitable by the end of the year.

*    *    *    *

Mr. Terence O’Brien

United States Securities and Exchange Commission

September 30, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address your comments and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias

Chief Financial Officer, Treasurer

and Executive Vice President